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                          February 21, 2024

       Krishna Vaddi, Ph.D.
       Chief Executive Officer
       Prelude Therapeutics Incorporated
       175 Innovation Boulevard
       Wilmington, Delaware 19805

                                                        Re: Prelude
Therapeutics Incorporated
                                                            Registration
Statement on Form S-3
                                                            Filed February 16,
2024
                                                            File No. 333-277123

       Dear Krishna Vaddi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert Freedman